UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Harvest Capital Credit Corporation

Full Name of Registrant

Former Name if Applicable

767 Third Avenue, 29th Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Harvest Capital Credit Corporation (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) because additional time, resources, and effort are required to complete procedures and other work relating to certain of the Company’s portfolio company investments. Material financial information from one of these portfolio companies was not promptly supplied to our financial staff by certain senior investment professionals, including the Company’s Chief Executive Officer and a senior investment professional responsible for this portfolio company. The senior investment professional with responsibility for the portfolio company has resigned. Our evaluation of this matter, including the related evaluation of the Company’s internal controls, is ongoing. Additionally, as part of this process, the Company is evaluating these and other portfolio company investments to ensure all financial data reported in the consolidated financial statements is complete and accurate. The Company is working to resolve these matters and expects to file its Form 10-K on March 30, 2018, following the completion of the additional procedures and finalization of year end results.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig Kitchin	678	392-3150
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net increase in net assets resulting from operations of less than $2.9 million (the number is still preliminary as we are working through final changes in the valuation of certain investments as discussed above) for the year ended December 31, 2017, as compared to a net increase in net assets resulting from operations of $6.0 million for the year ended December 31, 2016. The net decrease in net assets resulting from operations between the periods is expected to result from an approximate $1.8 million decrease in net investment income, after taxes, and a $7.5 million increase in realized losses on investments, partially offset by a positive change in net unrealized appreciation (depreciation).

Forward-Looking Statements

The statements included in this Form 12b-25 regarding results of operations, as expected to be reported, expected filing date of the Form 10-K and other statements that are not historical facts are forward-looking statements. Although the Company believes that the expectations reflected in our forward-looking statements are reasonable, it can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements for the year ended December 31, 2017, the audit thereof and those described in the section entitled “Risk Factors” in its Form 10-K for the year ended December 31, 2016 and other SEC filings.

Harvest Capital Credit Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2018	By:	/s/ Craig Kitchin
Craig Kitchin Chief Financial Officer